C SQUARED DEVELOPMENTS INC.
735 – 1489 MARINE DRIVE
WEST VANCOUVER, B.C. V7T 1B8
tel. (604) 913-0613
fax (604) 913-0628

03 JAN 21 AM 7:21

January 8, 2002

03003303

Securities & Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N.W.
Room 3090
Washington, D.C. 20549
U.S.A.

SUPPL

Attention: Mr. Paul Dudek

PROCESSED
FEB 03 2003
THOMSON
FINANCIAL

Dear Sirs:

RE: C Squared Developments Inc.
12g3-2(b) Exemption - #82-1756

In order to maintain the above exemption in good standing, we enclose the following:

1. News release dated December 19, 2002;
2. Material Change Report dated December 19, 2002;
3. Report of Exempt Distribution dated January 7, 2003; and
4. Certificate of Qualifying Issuer dated January 7, 2003.

Yours very truly,

C SQUARED DEVELOPMENTS INC.
per:

Marilyn Wong,
Assistant Secretary

Encl.

dlw 1/27

82-1756

C SQUARED DEVELOPMENTS INC.

735 – 1489 MARINE DRIVE
WEST VANCOUVER, B.C. V7T 1B8
tel. (604) 913-0613
fax (604) 913-0628

03 JAN 21 AM 7:21

DECEMBER 19, 2002
NEWS RELEASE 00-10
TRADING SYMBOL SQD.V
SEC 12g3-2(b) #82-1756

The Company wishes to provide the following update on the Qin Ling Gold Project, located in Henan Province, People's Republic of China.

The project is the subject of an agreement between Terrawest Management Inc. and Qin Ling Gold Mine. C Squared has entered into an agreement to purchase 100% of Terrawest, as described in its October 15, 2002 news release.

Two veins, #60 and #9, are the most significant past producers in the project area, with reported production of over 1 million ounces of gold. Management of Qin Ling Gold Mine believes this represents only half of the actual production from the property, with the remaining being accounted for by (a) direct shipment of high grade ore to the smelter; and (b) unreported production from illegal mining operations.

The #60 vein has been mined continuously over a strike length of 3 kilometres through a vertical range from 2200 – 1660 metres above sea level. Recently, an internal shaft and modern hoist system was completed to access ore below 1660 metres. A 464 metre crosscut driven from the shaft at the 1340 metre level intersected the #60 vein last week, and Qin Ling Gold Mine's management is presently evaluating this new area of the vein.

Based on past drilling and mining, the indicated and inferred ore reserves on vein #60 below 1660 metres are estimated to be 3,978,400 tonnes grading 8.9 g/t Au for a total of 35,448,000 grams gold (1,139,556 ounces of gold). No estimation of associated silver grades has been obtained. These estimates were derived from an internal document provided to us by the management of Qin Ling Gold Mine, and have been corroborated by an independent geological consultant retained by the Company.

Information on vein #9 is presently being compiled, and will be released when available.

The Company further announces that it has closed its private placement of 1,000,000 units at a price of $0.20 per unit as announced on October 31, 2002. The hold period of the common shares and share purchase warrants issued under the private placement will expire on April 18, 2003.

ON BEHALF OF THE BOARD OF
C SQUARED DEVELOPMENTS INC.

"Jonathan George"

Jonathan George, President

This press release contains certain "forward-looking statements" that involve a number of risks and uncertainties. There can be no assurance that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements.

82-1756

MATERIAL CHANGE REPORT

BC FORM 53-901F
Under Section 85(1) of the British Columbia Securities Act

FORM 27
Under Section 118(1) of the Alberta Securities Act

1. **Reporting Issuer**

C Squared Developments Inc. (the "Company")
735 – 1489 Marine Drive
West Vancouver, B.C. V7T 1B8

Telephone: (604) 913-0613

2. **Date of Material Change**

December 19, 2002

3. **Press Release**

A news release was issued on December 19, 2002, and disseminated through the facilities of Canada Stockwatch and Market News.

4. **Summary of Material Change(s)**

The Company is providing an update on its Qin Ling Gold Project, Henan Province, People's Republic of China. The Company has also closed its private placement of 1,000,000 units.

5. **Full Description of Material Change(s)**

See attached news release.

6. **Reliance on Section 85(2) of the Act (British Columbia)**

Not Applicable

7. **Omitted Information**

Not Applicable

8. **Senior Officer**

Jonathan George
Telephone: (604) 913-0613

9. **Statement of Senior Officer**

The foregoing accurately discloses the material change referred to herein.

DATED at Vancouver, British Columbia, this 19th day of December, 2002.

C SQUARED DEVELOPMENTS INC.
Per:

"Jonathan George"

Jonathan George, President

82-1756.

BC FORM 45-902F
(Formerly Form 20)

Securities Act

REPORT OF EXEMPT DISTRIBUTION

1. **State the full name, address and telephone number of the issuer of the security distributed.**

C Squared Developments Inc.
735 – 1489 Marine Drive
West Vancouver, B.C. V7T 1B8
Tel. (604) 913-0613

2. **State whether the issuer is or is not a reporting issuer and, if reporting, the jurisdictions in which it is reporting.**

The issuer is a reporting issuer in British Columbia and Alberta.

3. **State whether the issuer is listed or quoted on any stock exchange or trading or quotation system and, if so, which stock exchange or trading or quotation system.**

The issuer is listed on the TSX Venture Exchange.

4. **Describe the type of security and the aggregate number distributed. If the security is convertible or exchangeable, describe the type of underlying security, the terms of exercise or conversion and any expiry date.**

1,000,000 units. Each unit is comprised of one common share and one share purchase warrant. Each share purchase warrant is exercisable into one common share at $0.25 for a term of two years.

5. **Provide the following information for each type of security distributed. Consult Multilateral Instrument 45-102 *Resale of Securities* to determine what restricted or seasoning period applies to the security.**

Full name of purchaser and municipality and jurisdiction of residence	*Number of securities purchased*	*Date of distribution*	*Price per security / total purchase price (Canadian $)*	*Exemption relied on*	*Length of any restricted or seasoning period*
Chuck Smulders Aldergrove, B.C.	12,500	Jan. 3, 2003	$0.20 / $2,500	MI 45-102 Part 3.1	4 months
Brenda Holoboff Calgary, AB	50,000	Jan. 3, 2003	$0.20 / $10,000	MI 45-102 Part 3.1	4 months
Douglas Yin Soo Burnaby, B.C.	12,500	Jan. 3, 2003	$0.20 / $2,500	MI 45-102 Part 3.1	4 months
Brian Lamb Port Coquitlam, B.C.	25,000	Jan. 3, 2003	$0.20 / $5,000	MI 45-102 Part 3.1	4 months

Perry Conlin Richmond, B.C.	50,000	Jan. 3, 2003	$0.20 / $10,000	MI 45-102 Part 3.1	4 months
Ken Martin North Vancouver, B.C.	10,000	Jan. 3, 2003	$0.20 / $2,000	MI 45-102 Part 3.1	4 months
Claymore Holdings Ltd. Maple Ridge, B.C.	15,000	Jan. 3, 2003	$0.20 / $3,000	MI 45-102 Part 3.1	4 months
Grace S.K. Ling Vancouver, B.C.	37,500	Jan. 3, 2003	$0.20 / $7,500	MI 45-102 Part 3.1	4 months
Roland Schemel West Vancouver, B.C.	50,000	Jan. 3, 2003	$0.20 / $10,000	MI 45-102 Part 3.1	4 months
Benson Leung Vancouver, B.C.	50,000	Jan. 3, 2003	$0.20 / $10,000	MI 45-102 Part 3.1	4 months
Terry Sklavenitis Vancouver, B.C.	25,000	Jan. 3, 2003	$0.20 / $5,000	MI 45-102 Part 3.1	4 months
Jonathan George West Vancouver, B.C.	292,500	Jan. 3, 2003	$0.20 / $58,500	MI 45-102 Part 3.1	4 months
Marilyn Wong Burnaby, B.C.	130,000	Jan. 3, 2003	$0.20 / $26,000	MI 45-102 Part 3.1	4 months
Robert Remple Brighton, East Sussex, UK	125,000	Jan. 3, 2003	$0.20 / $25,000	MI 45-102 Part 3.1	4 months
John Katai Surrey, B.C.	15,000	Jan. 3, 2003	$0.20 / $3,000	MI 45-102 Part 3.1	4 months
W. Brent Finch and Carolee A. Finch Penticton, B.C.	25,000	Jan. 3, 2003	$0.20 / $5,000	MI 45-102 Part 3.1	4 months
Jennifer Seaton Vernon, B.C.	12,500	Jan. 3, 2003	$0.20 / $2,500	MI 45-102 Part 3.1	4 months
Percy Chan Vancouver, B.C.	50,000	Jan. 3, 2003	$0.20 / $10,000	MI 45-102 Part 3.1	4 months
Socko Enterprises Ltd. Vancouver, B.C.	12,500	Jan. 3, 2003	$0.20 / $2,500	MI 45-102 Part 3.1	4 months

6. **Disclose the following information in a schedule to the Form 45-902F. The information in the schedule is not available to the public.**

Full name and residential address of purchaser	*Telephone number and e-mail address of purchaser*	*Type of security and number purchased*	*Exemption relied on*
See attached			

7. **State the total dollar value (Canadian $) of the securities distributed by the issuer to purchasers resident in British Columbia. This total dollar value must be used for calculating the fee payable for filing this report with the British Columbia Securities Commission.**

$165,000.00

8. Provide the following information for each person who is being compensated in connection with the distribution(s) of the security. When disclosing compensation paid or to be paid, include discounts, commissions or other fees or payments of a similar nature directly related to the distribution. Do not include payments for services incidental to the trade, such as clerical, printing, legal or accounting services.

If the compensation is in the form of a security, include the exemption under which the security is being distributed. If the security is being distributed on a later date, the issuer must file a separate Report of Distribution with the applicable filing fee.

Name and address of person being compensated	*Compensation paid (number and type of security and/or cash amount (Canadian $)*	*Price per share (Canadian $)*
N/A		

The undersigned hereby certifies that the statements made in this report and in any schedule to this report are true and correct.

DATED at Vancouver, B.C. this 7th day of January, 2003.

C SQUARED DEVELOPMENTS INC.
per:
"JG"

Jonathan George, President

IT IS AN OFFENCE FOR A PERSON TO MAKE A STATEMENT IN A RECORD REQUIRED TO BE FILED OR PROVIDED UNDER THE SECURITIES ACT OR SECURITIES RULES THAT, AT THE TIME AND IN LIGHT OF THE CIRCUMSTANCES UNDER WHICH IT IS MADE, IS A MISREPRESENTATION.

SCHEDULE

Item 6: – Private Information.

Full name and residential address of purchaser	*Telephone number and e-mail address of purchaser*	*Type of security and number purchased*	*Exemption relied on*
Chuck Smulders 26595 – 29th Avenue Aldergrove, B.C. V4W 3B3	604-830-6601	12,500 units	MI 45-102 Part 3.1
Brenda Holoboff 210, 804-18th Avenue, S.W. Calgary, AB T2T 0G8	403-667-0430	50,000 units	MI 45-102 Part 3.1
Douglas Y. Soo 5125 Woodsworth Street Burnaby, B.C.	604-433-2211	12,500 units	MI 45-102 Part 3.1
Brian Lamb 3905 Robin Place Port Coquitlam, B.C. V3B 6R8		25,000 units	MI 45-102 Part 3.1
Perry Conlin 8851 Lansdowne Road, #1402 Richmond, B.C. V6X 3X7		50,000 units	MI 45-102 Part 3.1
Ken Martin 1825 Riverside Drive North Vancouver, B.C. V7Y 1V8		10,000 units	MI 45-102 Part 3.1
Claymore Holdings Ltd. 11585 – 238A Street Maple Ridge, B.C. V2W 2A9		15,000 units	MI 45-102 Part 3.1
Grace S.K. Ling 6695 Knight Street Vancouver, B.C. V5X 2W7	604-325-0230	37,500 units	MI 45-102 Part 3.1
Roland Schemel 3056 Procter Avenue West Vancouver, B.C. V7V 1G1	604-926-1488	50,000 units	MI 45-102 Part 3.1
Benson Leung 306 – 2388 Kingsway Vancouver, B.C. V5R 5G9	604-671-2431	50,000 units	MI 45-102 Part 3.1
Terry Sklavenitis 4885 Narvaez Drive Vancouver, B.C. V6L 2J3	604-682-2228	25,000 units	MI 45-102 Part 3.1
Jonathan George 735 – 1489 Marine Drive West Vancouver, B.C. V7T 1B8	604-913-0626	292,500 units	MI 45-102 Part 3.1
Marilyn Wong 63 – 5950 Oakdale Road Burnaby, B.C. V5H 4R5	604-434-7605 marilynwong@radiant.net	130,000 units	MI 45-102 Part 3.1
Robert A. Remple #8 Starboard Court, Brighton Marina Village Brighton, East Sussex, UK BN2 5UX	011-44-1273600142 rremple@hotmail.com	125,000 units	MI 45-102 Part 3.1
John Katai 12778 66th Avenue, #84 Surrey, B.C. V3W 1K9	604-599-6036 jkatai@ffmc.net	15,000 units	MI 45-102 Part 3.1
W. Brent Finch and Carolee A. Finch 650 Duncan Avenue, W. , Box 705 Penticton, B.C. V2A 7N1	250-497-8006	25,000 units	MI 45-102 Part 3.1

Jennifer Seaton 6111 Bella Vista Road Vernon, B.C. V1H 1B4	250-503-1675 jenseaton@shaw.ca	12,500 units	MI 45-102 Part 3.1
Percy Chan #2105 – 1067 Marinaside Crescent Vancouver, B.C. V6Z 3A4	604-696-9928 percy@tofu.bc.ca	50,000 units	MI 45-102 Part 3.1
Socko Enterprises Ltd. 2986 West 36th Avenue Vancouver, B.C. V6N 2R3	604-839-2085	12,500 units	MI 45-102 Part 3.1
TOTAL		1,000,000 units	

82-1756

FORM 45-102F2

CERTIFICATE UNDER SUBSECTION 2.7(2) OR (3) OF MULTILATERAL INSTRUMENT 45-102 *RESALE OF SECURITIES*

C Squared Developments Inc. (the "Company") has distributed securities under a provision listed in Appendix D or E to Multilateral Instrument 45-102 or a provision of securities legislation that specifies that the first trade of the securities is subject to section 2.5 or 2.6 of Multilateral Instrument 45-102 and hereby certifies that in respect of a distribution on January 3, 2003 of 1,000,000 units at a price of $0.20 each, each unit being comprised of one common share and one share purchase warrant exercisable for a further share of the Company at a price of $0.25 for a term of two years, the Company was a qualifying issuer within the meaning of Multilateral Instrument 45-102 Resale of Securities at the distribution date.

DATED at Vancouver, B.C. this 7th day of January, 2003.

C SQUARED DEVELOPMENTS INC.

By: "Jonathan George"
Jonathan George, President